Exhibit 99.2
AEI
(the “Company”)
SHAREHOLDER PROXY
The undersigned shareholder hereby appoints the Chairman of the Board of the Company, as the chairman of the annual general meeting of shareholders of the Company (the “Meeting”), or failing him, Maureen Ryan, or failing her, Christopher Taylor, or failing him Cynthia Hinojosa, to be his/her/its proxy and to vote for him/her/it and on his/her/its behalf to do all acts and things which he/she/it could have done at the Meeting to be held at the offices of AEI Services LLC, 700 Milam Street, Suite 700, Houston, Texas 77002 on Tuesday, May 25, 2010 at 10:00 a.m. Houston (U.S. Central) Time or any adjournment thereof in such manner as his/her/its and if expedient to demand a poll.
This proxy will be voted in the manner directed herein by the undersigned shareholder with respect to the proposals below:
1.	Ratification of the selection of Deloitte & Touche LLP as the Company’s auditors for the period ended December 31, 2010.
For / Against*  _____  initials
2.	Election of the following Directors to serve until the next annual general meeting and until his respective successor is duly elected and qualified:

Robert Barnes Philippe Bodson Julian Green Ronald Haddock James Hughes Wilfried Kaffenberger George Kay Henri Philippe Reichstul Robert Wilhelm	For / Against* For / Against* For / Against* For / Against* For / Against* For / Against* For / Against* For / Against* For / Against*	_____ initials _____ initials _____ initials _____ initials _____ initials _____ initials _____ initials _____ initials _____ initials

*	Strike out whichever is not desired, and initial
Unless otherwise instructed, the proxy may vote as the proxy thinks fit or abstain from voting in respect of the resolutions specified and also on any other business (including amendments to resolutions and the appointment of the Chairman of the Meeting) which may properly come before the Meeting.

Printed Name of Member:

Dated:

By (if applicable):

Signed:

☐ Check here if you plan to attend the meeting in person

NOTES
1.
A member entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the member. A proxy need not be a member of the Company. A member may chose a proxy of a member’s own choice by inserting the proxy’s name on this proxy form in the space provided above.

2.	If the appointer is a corporation, this form must be executed under its common seal or the hand of a duly authorised officer.

3.	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.

4.	In the case of joint holders, any holder may sign this form.

5.	Any alterations made in this form must be initialed.

6.
To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be received at any time prior to commencement of the Meeting as follows:

By Mail:	AEI Services LLC
Attn: Cynthia Hinojosa
700 Milam Street, Suite 700
Houston, Texas 77002

By Email:	aei.investor.relations@aeienergy.com

By Telefax:	(+1) 713 345 5352
Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the Meeting.